May 22, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3030
450 Fifth Street, N.W.
Washington, DC 20549-0306

Re:	Span-America Medical Systems, Inc.
Form 10-K for the Fiscal Year Ended September 27, 2008
File No. 0-11392

Dear Mr. Vaughn:

We are in receipt of your comment letter dated May 12, 2009 (copy attached) regarding the above referenced filing.  Our responses to each comment are shown below.  The headings and numbers correspond to those in your comment letter.

Form 10-K for the fiscal year ended September 27, 2008

Note 1 – Significant Accounting Policies, page 40

Revenue Recognition, page 41

1.
We note from your disclosure page 44 that your accrued vendor rebates were $410,990 as of September 27, 2008.  Please tell us and revise future filings to disclose the nature and extent of any rebates you offer.  Explain how you account for any such rebates.

We will add an accounting policy to disclose the nature and extent of rebates that we offer and explain how we account for such rebates in our future Annual Reports on Form 10-K.  In accordance with GAAP for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X, we typically do not include descriptions of our accounting policies with this level of detail on items such as accrued vendor rebates in our Quarterly Reports on Form 10-Q.

We offer rebates to certain of our distributors based on predetermined sales targets.  These rebates vary by the type of product sold and by distributor and are based on a percentage of the applicable sales target.  We pay rebates either monthly, quarterly or annually, depending on our agreement with each distributor.  We calculate or estimate rebate expense each month on a distributor-by-distributor basis.  The rebate expense is charged monthly as a reduction of gross sales.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
May 22, 2009

Rebates can be based either on Span-America sales to the distributor or on the distributor’s sales of Span-America products to the end-user.  When rebates are based on Span-America sales, rebate expense and the associated liability are calculated and recorded monthly as the rebate-related revenue is recognized.  When rebates are based on distributor sales of our products, we estimate rebate expense based on historical sales averages and record the estimated expense and associated liability on a monthly basis as our sales revenue is recognized.  It generally takes about four weeks for our distributors to provide us with sales tracing data, which show their sales of Span-America products.  When we receive the sales tracing data from our distributors, we calculate rebate expense based on actual distributor sales and adjust our estimates accordingly.  Our monthly and quarterly adjustments to reconcile estimated and actual rebate expenses are not material to our operating results or our management information.  We have found over time that this procedure has provided management with an accurate measure of monthly rebate expense and financial statement users with an accurate estimate of our total vendor rebate liability at any point in time.

Note 11 – Impairment of Safety Catheter Assets, page 48

2.
We note that you have classified your safety catheter business as a discontinued operation as of September 27, 2008.  We further note that your disclosure regarding the “degree of uncertainty associated with the potential sale of these assets.”  Please revise MD&A in future filings to discuss the status of any potential sale of these assets.  Additionally please tell us how your safety catheter business met the criteria under paragraph 30 of SFAS 144 for classification as a discontinued operation.

In Note 6 of our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2009, we added language indicating that we are continuing to actively seek a buyer for these assets and are currently involved in discussions with two interested parties; however, we have no offers pending and can give no assurance that these assets will eventually be sold.  We will discuss the status of any potential sale of the safety catheter assets in the MD&A section of our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  We expect that if we are unable to find a buyer within approximately the next year, we will scrap or otherwise dispose of the safety catheter assets.  The value of the assets on our books was reduced to zero as of September 27, 2007.

We believe our safety catheter business, which had been accounted for as a separate segment for financial reporting purposes, met the criteria under paragraph 30 of SFAS 144 for classification as a discontinued operation as follows:

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
May 22, 2009

a.
At a meeting on October 26, 2007, our board of directors adopted a resolution to discontinue all operations in the safety catheter segment, exit the business and sell all related assets.  The board authorized management to take all necessary actions to maximize any realizable value from the safety catheter assets.

b.	The safety catheter assets were immediately available for sale under usual and customary terms and conditions.
c.	Prior to October 26, 2007, we had preliminary discussions with one interested buyer and had plans to offer the safety catheter assets to at least two other potential buyers.
d.
We believed the safety catheter assets, particularly the patents, were highly desirable and considered a sale of the assets within one year to be probable.  We were certain that the assets would either be sold or scrapped if no buyer could be found.  Our uncertainty regarding the sale of the assets was related to the unknown value of the assets, not whether the assets would ultimately be sold or scrapped.  We concluded that we could not reasonably estimate a net realizable value for the assets.  So we recorded an impairment charge of approximately $2,879,000 as of September 29, 2007 to completely eliminate the book value of all safety catheter assets.  At the time of the impairment charge, there was no alternative use for the equipment, the inventory was approaching expiration dates and we had only casual interest expressed from one potential buyer.

e.
We were actively marketing the assets for sale at an asking price that was below the pre-impairment book value of the assets.  We considered the asking price fair, but had no way to accurately quantify the fair value of the assets.

f.
We were certain that our plan to exit the safety catheter business would not change.  After five years of effort and investment, we were unable to make the safety catheter segment a viable, value-creating business for Span-America.  Consequently, we were certain about exiting the business, but we were uncertain about what value, if any, we could recover from the assets.

Exhibit 31.1 and 31.2

3.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Please note this comment also applies to your Form 10-Q for the quarter ended December 27, 2008.

We removed the certifying individuals’ titles from the certifications required by Exchange Act Rule 13a-14(a) in our Quarterly Report on Form 10-Q for the fiscal quarter ended March 28, 2009, and in future filings we will not include the certifying individuals’ titles with the identification of the certifying individuals at the beginning of the certifications.

Mr. Kevin L. Vaughn
U.S. Securities and Exchange Commission
May 22, 2009

We hereby acknowledge that (a)  the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and
(c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for bringing these items to our attention.  We will refer to these comments in future filings to ensure that the additional information is disclosed.

If you have further questions or comments, please contact me at (864) 678-6922 or rcoggins@spanamerica.com.

Sincerely,

Richard C. Coggins
Chief Financial Officer

Enclosure

cc:  Eric Atallah